Exhibit 6.9

PROMISSORY NOTE

Springfield, New Jersey	December 18, 2016

Zicix Corporation agrees and promises to Pay to Marketing Digest, Inc. the sum of 5480,000.00 USD for value received, with interest at the annual rate of 3.0% payable alter December 19, 2017.

If this Note is in default and is placed for collection, Zicix. Corporation shall pay all reasonable costs of collection and attorney's fees.

December 18, 2016	“BUYER”

Zicix Corporation

December 18, 2016	“SELLER”

Marketing Digest,Inc.